

GDOG

Grayscale Dogecoin Trust ETF

Pioneering *exposure* to Dogecoin

As of X/X/2025

Grayscale is the world's largest digital asset-focused investment platform and offers the widest selection of crypto investment products in the U.S. Founded in 2013, Grayscale has established over a decade of specialized expertise and pioneered the model of offering exposure to cryptocurrencies. Institutional and individual investors alike look to Grayscale as a trusted leader and partner as they explore this asset class.

Investment Objective

The investment objective of the Grayscale Dogecoin Trust ETF (the "Trust") is designed to reflect the value of DOGE held by the Trust, determined by reference to the Index Price, less the Trust's expenses and other liabilities.

Efficient Exposure to DOGE

Grayscale Dogecoin Trust ETF (GDOG) offers investors access to Dogecoin in the form of an ETP, listed on NYSE ARCA. Each share of the Trust represents ownership in the Trust, the sole assets of which are Dogecoin. Investors gain exposure to Dogecoin within a traditional brokerage account with all the benefits of an ETP. GDOG, an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds.

Tracks the Price of Dogecoin

The spot price of Dogecoin is defined by market participants across multiple constituent exchanges for the most representative spot price. Each constituent exchange is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The index methodology and data for this spot price calculation can be found on coindesk.com/indices/.

Cost Efficiency

At an expense ratio of 0.XX%[2], the Trust presents investors with one of the most cost-effective options for Dogecoin exposure.

Convenience

The Trust can help remove the frictions and operational burdens of managing Dogecoin, without the challenges of buying, storing, safekeeping, and staking the token directly.

Expert Sponsor

The Trust is built and managed by Grayscale, one of the only asset managers with over a decade of experience operating crypto investment vehicles and innovating within the asset class.

Key Investment Themes for Dogecoin

Dogecoin is a cultural phenomenon

From its humble origins in internet lore, Dogecoin has been solidified as a historical fixture of internet culture. Dogecoin is a category defining digital asset, as memecoins can now be considered a financial barometer for social sentiment.

One of the most frequently traded digital assets

Dogecoin is among the most active in the secondary spot markets. DOGE has consistently been a top ten volume across digital assets.*

Use case as a digitally native payment source

Dogecoin is known to have one of the most engaged crypto communities. In this community, DOGE is used on popular applications like Twitch and Reddit for digital tipping. The Dogecoin community is known for its charitable initiatives such as supporting the Jamaican bobsled team and clean water projects.

Returns*

| | | | | | Cumulative | | | | |
Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X.XX%	X.XX%	X.XX%	X.XX%	X	X	X	X	X.XX%
Nav	X.XX%	X.XX%	X.XX%	X.XX%	X	X	X	X	X.XX%
CoinDesk Dogecoin Blended Reference Rate Index (CDOGER)	X.XX%	X.XX%	X.XX%	X.XX%	X	X	X	X	X.XX%

| | | | | | Annualized** | | | | |
Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X.XX%	X.XX%	X.XX%	X.XX%	X	X	X	X	X.XX%
Nav	X.XX%	X.XX%	X.XX%	X.XX%	X	X	X	X	X.XX%
CoinDesk Dogecoin Blended Reference Rate Index (CDOGER)	X.XX%	X.XX%	X.XX%	X.XX%	X	X	X	X	X.XX%

*Updated as additional returns data becomes available.

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

The Trust is subject to significant risk, heightened volatility, and possible loss of the entire principal. Therefore, the Trust is not suitable for all investors.

www.grayscale.com   ✉ info@grayscale.com   📞 866-775-0313







GRAYSCALE®

GDOG

Grayscale Dogecoin Trust ETF

Pioneering *exposure* to Dogecoin

Investment Terms

As of XX/XX/2025

Fund Details

Inception Date:	X/XX/2025
NYSE Listing Date:	X/XX/2025
Benchmark Index:	CoinDesk Dogecoin Blended Reference Rate (CCIXber)[3]
Assets Under Management:	$X,XXX,XXX
Shares Outstanding:	XXX,XXX
Net Asset Value (NAV):	$XX.XX
DOGE per Share:	X.XXXXXXXX[4]
Total Dogecoin in Trust:	XX.XX
Fund Expense Ratio:	0.XX%[2]

Trading Details

Ticker:	GDOG
Bloomberg IOPV Ticker:	XXXX
Index Ticker:	CDOGER Index
CUSIP:	XXXXXXXX
ISIN:	USXXXXXXXXX
Primary Exchange:	NYSE Arca

Service Providers & Structure

Sponsor:	Grayscale Investments Sponsors, LLC
Index Provider:	CoinDesk Indices, Inc.
Fund Administrator:	BNY
Dogecoin Custodian:	Coinbase Custody Trust Company, LLC
Auditor:	KPMG LLP
Delaware Statutory Trustee:	CSC Delaware Trust Company

Important Disclosures

Please read the prospectus (https://etfs.grayscale.com/gdog-prospectus) carefully before investing in the Trust.

Foreside Fund Services, LLC is the Marketing Agent for the Trust.

An investment in the Trust involves risks, including possible loss of principal. The Trust holds Dogecoin; however, an investment in the Trust is not a direct investment in Dogecoin. As a non-diversified and single industry Trust, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset trading platforms may impact the value of Dogecoin, and consequently the value of the Trust. Investments in digital assets are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Investments in digital assets are not suitable for an investor that cannot afford loss of the entire investment.

The Trust relies on third party service providers to perform certain functions essential to the affairs of the Trust and the replacement of such service providers could pose a challenge to the safekeeping of the digital assets and to the operations of the Trust.

NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust's Principal Market NAV per Share calculated in accordance with GAAP. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Dogecoin ETFs. Please refer to the Trust's filings with the Securities and Exchange Commission for additional information.

Dogecoin Risk Disclosures

Extreme volatility of trading prices that many digital assets, including Dogecoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of Grayscale Dogecoin Trust ETF (the "Trust") and the shares could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset.

Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Trust is correlated with the value of Dogecoin, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional.

1. Investments in the Trust are speculative investments that involve high degrees of risk including a partial or total loss of invested funds and are not suitable for any investor that cannot afford loss of the entire investment.

2. Low cost based on gross expense ratio at 0.XX%. Brokerage fees and other expenses may still apply.

3. The CoinDesk Dogecoin Blended Reference Rate (CDOGER) provides a USD-denominated reference rate for the spot price of Dogecoin. The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price.

4. The Trust will not generate any income and regularly sells/distributes digital assets to pay for its ongoing expenses. Therefore, the amount of digital assets represented by each share will gradually decline over time.

www.grayscale.com info@grayscale.com 866-775-0313